UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Date: April 14, 2005

                        Commission File Number 001-12510
                                               ---------

                                   ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
               ---------------------------------------------------
                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F   X             Form 40-F
                                ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                      No    X
                                ---                      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On April 14, 2005, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that (1) Royal Ahold today published its 2004 Annual Report in English and Dutch and intends to file its Annual Report on Form 20-F with the United States Securities and Exchange Commission during the course of the U.S. business day today; (2) Royal Ahold published today the agenda for the Annual General Meeting of Shareholders to be held on May 18, 2005 in the Lucent Danstheater, Dr. Anton Philipszaal, Spuiplein 150, 2511 DG Den Haag, The Netherlands, starting at 10:00 am CET, with the agenda including the adoption of the 2004 financial statements and the proposed appointment of four new members to the Supervisory Board, effective May 18, 2005; and (3) Royal Ahold has decided to divest its 50% stake in its Spanish winery joint venture Bodegas Williams & Humbert, S.A. and is currently in negotiations to sell its stake to Jose Medina y Cia S.A., which holds the remaining 50% stake. A copy of this press release is attached hereto as Exhibit 99.1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       KONINKLIJKE AHOLD N.V.


                                                /s/ H.R. Ryopponen
                                       -----------------------------------------
Date: April 14, 2005                   By:      H.R. Ryopponen
                                       Title:   Executive Vice President and CFO

                                  EXHIBIT INDEX


The following exhibit has been filed as part of this Form 6-K:


Exhibit        Description
-------        -----------

99.1           Royal Ahold press release dated April 14, 2005, announcing that
               (1) Royal Ahold today published its 2004 Annual Report in English and Dutch and intends to file its Annual Report on Form 20-F with the United States Securities and Exchange Commission during the course of the U.S. business day today; (2) Royal Ahold published today the agenda for the Annual General Meeting of Shareholders to be held on May 18, 2005 in the Lucent Danstheater, Dr. Anton Philipszaal, Spuiplein 150, 2511 DG Den Haag, The Netherlands, starting at 10:00 am CET, with the agenda including the adoption of the 2004 financial statements and the proposed appointment of four new members to the Supervisory Board, effective May 18, 2005; and (3) Royal Ahold has decided to divest its 50% stake in its Spanish winery joint venture Bodegas Williams & Humbert, S.A. and is currently in negotiations to sell its stake to Jose Medina y Cia S.A., which holds the remaining 50% stake